Exhibit 99.1

Techniplas Unveils Illuminated Steering Wheel Concept Designed Using Nano Dimension’s DragonFly Pro Additive Manufacturing Platform

Design Incorporates Smart Lighting and 3D Printed Electronics

NESS ZIONA, Israel and Ventura, CA, November 13, 2018 -Nano Dimension Ltd., a leading additive electronics provider (Nasdaq, TASE: NNDM), announced that Techniplas, a leading global design and manufacturing provider of automotive products and services, today unveiled a new steering wheel concept that incorporates its proprietary cognitive lighting technology with 3D printed electronics. Using a Nano Dimension DragonFly Pro 3D printer, Techniplas engineers directly printed conductive paths into a concept wheel in a single step.

“We are excited about all the new applications that our cognitive lighting in combination with additive electronics from Nano Dimension can bring to our customers,” said Techniplas founder and chairman, George Votis. “Our cognitive steering wheel concept is just the beginning of a journey that we believe can shape the way electronics, sensors, antennas and smart illuminations are designed and manufactured for the connected car era, and we are thrilled to be the first with this capability in-house.”

A leading additive electronics provider, Nano Dimension joined the Techniplas Open Innovation Program earlier this year to make additive electronics available for the first time to the automotive industry for the prototyping and manufacturing of conductive components, encapsulated sensors and smart surfaces. Both companies believe that the combination of smart lighting with additive electronics can shape and transform the future of mobility enabling the creation of customized and short run functional electronics such as sensors, conductive geometries, antennas, molded connected devices, printed circuit boards and other devices.

“The capabilities of the DragonFly Pro are a natural fit within the Techniplas Open Innovation Program,” said Nano Dimension’s CEO, Amit Dror. “With the DragonFly, car makers have the flexibility to print an entire circuit board or just part of a connector, or develop the RF and digital sections of the board in parallel to test concepts on the fly. Through collaborations like this one with Techniplas, we hope to accelerate the development of auto-centric innovative products, like this new steering wheel concept, that can be quickly entered into the market and enhance the driver experience.”

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a leading electronics provider that is disrupting, reshaping, and defining the future of how cognitive connected products are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features. Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s products and services for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

About Techniplas

Techniplas is a leading global design and manufacturing provider of engineered products and services that are helping to shape the future of mobility. Our 2,000 associates around the world are passionate about making the connected world. By continuously expanding the reach of our data enabled cognitive technologies into everything we do, we deliver personalized, performance-enhanced and sustainable mobility. For more information, please visit www.techniplas.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the potential of its products and accelerating the development of auto-centric innovative products. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 15, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION MEDIA CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com